UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   February 2007

Commission File Number 0-29586

 ENERNORTH INDUSTRIES INC.

1 King Street West, Suite 1502, Toronto, Ontario, M5H 1A1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes             No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                Yes             No X

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes             No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERNORTH INDUSTRIES INC.

Date: February 14, 2006                                     By:____”Sandra J. Hall”____ ______
Sandra J. Hall,
President, Secretary & Director

EnerNorth Industries Inc.

Consolidated Financial Statements
Second Quarter
December 31, 2006
(Unaudited)
(Expressed in Canadian Dollars)

Notice to Reader

Management has compiled the unaudited interim consolidated financial information of EnerNorth Industries Inc. consisting of the Consolidated Balance Sheet as at December 31, 2006, Consolidated Statements of Operations and Deficit and Consolidated Statements of Cash Flows and notes thereto for the three and six month period ended December 31, 2006. All amounts are stated in Canadian Dollars. An accounting firm has not reviewed or audited these interim consolidated financial statements.

1 King Street West, Suite 1502, Toronto, Ontario M5H 1A1
416-861-1484 www.enernorth.com

EnerNorth Industries Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
	Dec. 31, 2006	June 30, 2006
	(unaudited)	(audited	)

ASSETS
Current
Cash and cash equivalents	$38,160	$67,315
Restricted cash (Note 5)	1,500,000	-
Marketable securities (Market value $784,487
June 30, 2006 - $1,621,199)	784,487	1,621,199
Advances	305,916	235,510
Receivables	252,671	436,658
Total current assets	2,881,234	2,360,682

Accounts receivable	296,205	295,390
Oil and gas interests (net of accumulated
depletion)	8,421,765	9,434,617
Investments (Note 4)	3,130,873	3,107,782

	$14,730,077	$15,198,471

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Short term debt	$225,834	$322,469
Accounts payable and accrued liabilities (Note 6)	1,665,096	1,055,330
Due to shareholder	71,722	60,000
Promissory note (Note 6)	654,105	-
Current income taxes	18,927	18,927
Current portion of convertible debenture (Note 6)	15,152	15,152
Current portion of future income tax	117,807	117,807
Oakwell claim (Note 5)	7,825,946	7,686,971
Total current liabilities	10,594,589	9,276,656

Site Restoration	298,018	285,219
Convertible debt (Note 6)	143,151	152,924
Future income tax liability	941,515	941,515
Total liabilities	11,977,273	10,656,314

Shareholders' equity
Capital stock (Note 7)	43,797,995	43,781,030
Contributed surplus (Note 7)	194,200	181,875
Deficit	(41,239,391)	(39,420,748)
Total shareholders' equity	2,752,804	4,542,157

	$14,730,077	$15,198,471

The accompanying notes are an integral part of these consolidated financial statements

EnerNorth Industries Inc.
Consolidated Statements of Operations and Deficit
(Unaudited)
(Expressed in Canadian dollars)
	For the six months		For the three months
	ended December 31,		ended December 31,
	2006	2005	2006	2005

Revenue
Oil and gas revenue	$784,657	$705,112	$385,655	$379,865
Less: royalties	160,393	91,916	69,698	53,751
	624,264	613,196	315,957	326,114

Expenses
Operating and transportation	287,237	197,681	140,516	97,248
Depletion and accretion	656,762	390,480	388,948	204,062
Administrative expenses	1,077,125	736,997	442,975	311,540
Interest	66,649	1,267	58,781	646
	2,087,773	1,326,425	1,031,220	613,496
Loss before the following	(1,463,509)	(713,229)	(715,263)	(287,382)

Foreign exchange gain (loss)	417	152,440	6,446	(96,311)
Oakwell claim (Note 5)	(138,976)	(197,961)	(42,311)	(99,388)
Interest income	3,044	203,383	2,294	97,534
Write down of marketable securities	(377,185)	-	(134,449)	-
Cash distributions from
marketable securities	95,273	109,647	43,740	59,463
Gain on sale of marketable securities	62,293	282,137	(18,302)	167,110

Net loss	(1,818,643)	(163,583)	(857,845)	(158,974)

Deficit, beginning of period	(39,420,748)	(36,412,003)	(40,381,546)	(36,416,612)

Deficit, end of period	(41,239,391)	(36,575,586)	(41,239,391)	(36,575,586)

Net loss per common share	($0.43)	($0.04)	($0.21)	($0.04)

Weighted average common shares
outstanding (thousands)	4,272	4,059	4,059	4,059

The accompanying notes are an integral part of these consolidated financial statements

EnerNorth Industries Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)
	For the six month		For the three month
	ended December 31,		ended December 31,
	2006	2005	2006	2005

Cash provided by (used in)

Operating activities
Net loss	($1,818,643)	($163,583)	($857,845)	($158,974)
Adjustments to reconcile net loss to
net cash provided by operating activities
Depletion and accretion	656,762	390,480	388,948	204,062
Loss from equity investment	7,745	-	-	-
Oakwell claim	138,975	(170,770)	42,310	134,120
Stock based compensation	6,735	3,736	6,735	-
Unrealized foreign exchange loss	-	212,078	-	59,241
Write down of marketable securities	377,185	-	134,449	-
Gain on sale of marketable securities	(62,293)	(282,137)	18,302	(167,110)
	(693,534)	(10,196)	(267,101)	71,339
Net change in non-cash working capital
Receivables	183,172	(961,265)	(84,840)	(423,219)
Restricted cash	(1,500,000)	-	-	-
Accounts payable and accrued liabilities	609,766	122,550	682,538	(483,627)
Income Taxes	-	-	-	-
Cash used by operating activities	(1,400,596)	(848,911)	330,597	(835,507)

Financing activities
Increase in due to shareholder	11,722	-	11,722	-
Issue of short term debt	(96,635)	-	(200,324)	-
Advances	654,105	-	4,105	-
Repayment to shareholder		(18,750)	-	(18,750)
Payment of convertible debt	(9,773)	-	(6,743)	-
Issue of common shares	22,555	-	22,555	-
	581,974	(18,750)	(168,685)	(18,750)

Investing activities
Oil and gas assets	368,889	(2,137,395)	(423,185)	(948,194)
Advances	(70,406)	-	73,778	-
Purchase of investment	(30,836)	(286,327)	-	(516,519)
Sale of marketable securities	521,820	-	146,312	-
	789,467	(2,423,722)	(203,095)	(1,464,713)

Decrease in cash	(29,155)	(3,291,383)	(41,183)	(2,318,970)
Cash, beginning of period	67,315	5,286,315	79,343	4,313,902
Cash, end of period	$38,160	$1,994,932	$38,160	$1,994,932

Cash, end of period consists of:
Cash	$38,160	$1,394,605	$38,160	$1,394,605
Money market funds	$-	$600,327	$-	$600,327

The accompanying notes are an integral part of these consolidated financial statements

EnerNorth Industries Inc.
Notes to Unaudited Consolidated Financial Statements
For the Period Ended December 31, 2006
(Expressed in Canadian Dollars)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by management following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended June 30, 2006. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements together with notes for the year ended June 30, 2006. For further detailed discussions please refer to the Company’s Management Discussion and Analysis of Financial Condition and Operating Results for the three and six month period ending December 31, 2006.

The Company’s primary activities include investment in, exploration, development and production of oil and gas. The unaudited consolidated financial results for the periods ending December 31, 2006 and 2005 include the accounts of the Company and its subsidiaries Great Northern Oil and Gas Limited (“Great Northern”), EPS Karnataka Power Corp. and CanPower Development Corp.

Operating results for the three and six month periods ending December 31, 2006 are not indicative of the results that may be expected for the full year ending June 30, 2007.

The Company’s ability to continue as a going concern is primarily dependent upon the Company’s ability to negotiate a favorable proposal with its creditors (see Note 5, 6, 8(ii) and (iv)). If the proposal is not accepted by its creditors then the Company may become insolvent and placed into receivership and as a result the liquidation value of the Company’s assets may differ materially from the stated values.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue in the normal course of operations. If the “going concern” assumption is not appropriate for these consolidated financial statements then adjustments may be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

2.	Seasonality and Trend Information

Oil and gas production is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.

3.	Segmented information

The Company's operations consist of one operating segment in the oil and gas industry, which includes investment in, exploration, development and production of oil and gas. These operations consist of one cost centre, Canada.

4.	Investments

   As of December 31, 2006 the Company owns 12,348,200 common shares, par value Indian Rupees (“INR”) 10 in Konaseema Gas Power Limited, and a 12% equity investment in Euro India Power Canara Private Limited.

5.    Oakwell Claim

The Oakwell Claim relates to a Singapore judgment against the Company plus costs and interest. On August 2, 2005 the Superior Court for the Province of Ontario ruled that the Singapore judgment was enforceable in Ontario with costs. The Company filed a notice of appeal of the August 2, 2005 order. On June 9, 2006 the Company’s appeal was dismissed with costs. On July 18, 2006 the Company brought a motion before the Court of Appeal seeking a stay of execution of the decision of the Court of Appeal pending the Company’s application to the Supreme Court of Canada for leave to appeal, and, should leave be granted, the appeal itself. On July 28, 2006 the Court of Appeal granted the Company's motion for a stay of execution on the condition that the Company pay $1,500,000 into Court on or before September 8, 2006. The Company paid this amount into Court on September 7, 2006. On September 8, 2006 the Company filed its application for leave to appeal to the Supreme Court of Canada. On January 18, 2007 the Supreme Court of Canada dismissed the Company’s application for leave with costs (See Note 8 (ii) and (iv)).

6. Secured Indebtedness

The Company has debt instruments including secured convertible debentures, a secured promissory note and a secured amount due to a service provider. Subsequent to the period end, the Company is in default of these secured instruments.

EnerNorth Industries Inc.
Notes to Unaudited Consolidated Financial Statements
For the Period Ended December 31, 2006
(Expressed in Canadian Dollars)

7.	Share Capital

Authorized:
Unlimited number of Common Shares, without par value
Unlimited number of Class A Preference Shares, Series I
Unlimited number of Class A Preference Shares, Series II

Issued
Common shares	#	Consideration
Balance, as at June 30, 2006	4,272,009	$43,781,030
Issued pursuant to terms of convertible debenture	7,702	5,964
Options exercised	12,800	11,001
Balance, as at December 31, 2006	4,292,511	$43,797,995

Contributed Surplus	Value
Balance, as at June 30, 2006	$181,875
Grant of options	6,735
Issued pursuant to terms of convertible debenture	5,590
Balance, as at December 31, 2006	$194,200

Common share purchase options
Exercise	Expiry	2006	2005
Price	Date	#	#
US$0.75	February 28, 2010	572,200	600,000
US$0.73	November 20, 2011	30,000	-
US$1.77	July 15, 2008	15,000	-
Balance December 31, 2006		630,000	600,000

Of the options priced at US$1.77 5,000 vest on July 15, 2007.

8. Subsequent events and other

i.)
On December 12, 2006 the Company received notice from the American Stock Exchange (“AMEX”) that the Company does not meet certain continued listing standards. On January 12, 2007 the Company submitted a plan of compliance to AMEX. If AMEX accepts the plan, the Company may be able to continue its listing during the plan period of up to eighteen months (June 11, 2008), during which time the Company will be subject to periodic review. If AMEX does not accept the Company's plan or if the Company does not make progress consistent with the plan during the plan period or if the Company is not in compliance with the continued listing standards at the end of the plan period, AMEX may then initiate delisting proceedings. As of the date of this MD&A the Company has not received a decision from AMEX with respect to the plan and continued listing. There can be no assurance that the Company can maintain its AMEX listing or marketability of its common shares.

ii.)
On January 18, 2007 the Supreme Court of Canada dismissed with costs the Company’s application for leave to appeal its ongoing litigation with Oakwell Engineering Limited of Singapore (“Oakwell”). EnerNorth is required to satisfy a judgment in favour of Oakwell for approximately CDN $6.8 million in addition to the $1.5 million posted as security on September 7, 2006. On January 19, 2007 the $1.5 million posted as security was withdrawn by Oakwell. The Company also has obligations to secured and unsecured creditors.

iii.)
EnerNorth has received notice from 1211115 Alberta Ltd. ("1211115") in respect of the share purchase agreement made September 6, 2006, as amended (the "Agreement"). 1211115 states in the notice that EnerNorth is not in a position to close under the terms of the Agreement, and accordingly 1211115 is awaiting confirmation from EnerNorth it is releasing 1211115 from its obligations under the Agreement. 1211115 also indicated it expects the parties to execute a mutual release from the Agreement.

iv.)
On February 9, 2007 the Company announced that it filed a Notice of Intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada) ("BIA"). The BIA stays all actions against the Company to give it time to make a proposal to its creditors to satisfy their claims without bankruptcy. The Company has appointed Zwaig Associates Inc., ("Zwaig"), a licensed trustee, to act as trustee under the proposal. On February 9, 2007 the Superior Court of Justice for the Province of Ontario also appointed Zwaig Interim Receiver of the Company. Zwaig's appointment as Interim Receiver will ensure that the Company's assets are effectively managed during the proposal period. No assurances can be made that a proposal under the Notice of Intention will be accepted by the Company’s creditors.